SEC File Number	001-42418
CUSIP Number	G61440106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ming Shing Group Holdings Limited

Full Name of Registrant

N/A

Former Name if Applicable

Office Unit B8, 27/F, NCB Innovation Centre, No. 888 Lai Chi Kok Road, Kowloon

Address of Principal Executive Office (Street and Number)

Hong Kong

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ming Shing Group Holdings Limited (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its annual report on Form 20-F for its fiscal year ended March 31, 2025 (the “Annual Report”). The Company has determined that it is unable to file its Annual Report within the prescribed time period without unreasonable effort or expense, for the reasons set forth below.

The Company has determined that it is unable, without unreasonable effort or expense, to file its Annual Report by the prescribed due date because additional time is needed for the Company to compile and analyze information necessary to complete the review and finalization of the Company’s financial statements to be included in the Annual Report. As disclosed in the Company’s current report on Form 6-K filed on April 11, 2025 and amended on July 25, 2025, the Company dismissed ZH CPA, LLC (“ZH CPA”) as its independent registered public accounting firm, the Company’s former independent auditor, on April 11, 2025. The Company appointed SRCO Professional Corporation Chartered Professional Accountants (“SRCO”) as the Company’s independent registered public accounting firm, effective April 11, 2025. The compilation, dissemination and review of the information required to be presented in the Annual Report has imposed time constraints as a result of the Company’s transition from ZH CPA to SRCO, which diverted significant management time and resources from the Company’s normal process of reviewing and completing the Annual Report and SRCO requires additional time to complete their review of the Annual Report. The time and resources so diverted by the Company’s management and financial staff directly impacts the Company’s ability to timely file its Annual Report.

The Company expects to file the Annual Report on or before the fifteenth calendar day extension provided by Rule 12b-25.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Pik Chun Lin	+852	2370 3788
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ming Shing Group Holdings Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	July 31, 2025	By	/s/ Pik Chun Lin
Pik Chun Lin Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).